1875 K Street, N.W. Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000

November 1, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “ETF Trust”)
(Securities Act File No. 333-179904
Investment Company Act File No. 811-22649)
Post-Effective Amendment No. 298

Ladies and Gentlemen:

On behalf of the ETF Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 298 (the “Amendment”) to the ETF Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the ETF Trust:

iShares Gold Exposure ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the ETF Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks to achieve its investment objective by investing primarily in a combination of (i) exchange-traded gold futures contracts and other derivatives that correlate to the investment returns of physical gold, based on the notional value of such derivative instruments; and (ii) exchange-traded products (“ETPs”) backed by or linked to physical gold (together, the “Gold Investments”). In seeking total return, the Fund additionally aims to generate interest income and capital appreciation through a cash management strategy consisting primarily of cash and cash equivalents, government obligations, and investment-grade fixed-income securities (collectively, “Fixed-Income Investments”).

The Fund is an actively managed exchange-traded fund (“ETF”) and does not seek to replicate the performance of a specified index.

While the Fund is not an index fund, the Fund’s investment strategy related to the Gold Investments seeks to maximize correlation with the Bloomberg Composite Gold Index (the “Bloomberg Benchmark”), which is comprised of exchange-traded gold futures contracts and one or more ETPs backed by or linked to physical gold. The Bloomberg Benchmark is designed to track the price performance of gold. Although the Fund generally holds, among other instruments, the same futures contracts under the same futures rolling schedule, and the same ETPs backed by or linked to physical gold, as those included in the Bloomberg Benchmark, the Fund is not obligated to invest in any such futures contracts or ETPs included in, and does not seek to track the performance of, the Bloomberg Benchmark.

The ETPs held by the Fund may invest in physical gold bullion or over-the-counter (“OTC”) or exchange-traded derivatives on gold bullion, such as forward contracts, futures, options and swaps. The ETPs held by the Fund may be sponsored by an affiliate of BFA or by an unaffiliated entity, and may be structured as, among others, exchange-traded commodities that track the price of gold or exchange-traded notes with interest and/or principal payments linked to the price of gold.

The Fund may also invest in OTC or exchange-cleared swaps and options that correlate to the investment returns of physical gold, without investing directly in physical gold. Investing in derivative contracts may have a leveraging effect on the Fund. The Fund may invest up to 20% of the Fund’s assets in OTC derivative contracts.

The Fund seeks to gain exposure to the Gold Investments by investing through a wholly-owned subsidiary organized in the Cayman Islands (the “Subsidiary”). The Subsidiary is advised by BFA and has the same investment objective as the Fund. Unlike the Fund, the Subsidiary is not an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Subsidiary invests solely in the Gold Investments and cash and cash equivalents.

The Fund will not invest more than 25% of its total assets in the Subsidiary. The Fund’s Gold Investments held in the Subsidiary are intended to provide the Fund with exposure to the gold market consistent with current U.S. federal income tax laws applicable to investment companies such as the Fund, which limit the ability of investment companies to invest directly in the Gold Investments. For purposes of the 1940 Act, the Fund is not concentrated in any particular industry; however, the Fund does have substantial exposure to commodities, particularly gold.

The remainder of the Fund’s assets will be invested directly by the Fund, primarily in Fixed-Income Investments, including repurchase agreements, money market instruments, U.S. government and agency securities, treasury inflation-protected securities, sovereign debt obligations of non-U.S. countries and investment-grade corporate bonds. The Fund invests in Fixed-Income Investments for investment purposes and to collateralize the Subsidiary’s investments in derivatives.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous filings prepared by an affiliated entity of the ETF Trust, iShares Trust (File No. 333-92935), in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,770, filed by iShares Trust pursuant to Rule 485(a)(2) on June 26, 2017, relating to iShares High Yield Low Beta ETF (“PEA 1,770”), which became effective on September 11, 2017.

(3) Prior Filings with Similar Disclosure

Though the Fund will be pursuing an actively managed strategy, much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by iShares Trust, on behalf of passive ETFs, and reviewed by the Staff. In particular, we invite your attention to PEA 1,770.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Dividends and Distributions,” “Shareholder Information – Taxes When Shares are Sold,” “Shareholder Information – Costs Associated with Creations and Redemptions,” “Shareholder Information – Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Management – Legal Proceedings,” “Investment Advisory, Administrative and Distribution Services – Portfolio Manager Compensation Overview,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Determination of Net Asset Value,” “Brokerage Transactions,” “Additional Information Concerning the Trust – DTC as Securities Depository for Shares of the Fund,” “Additional Information Concerning the Trust – Distribution of Shares,” “Creation and Redemption of Creation Units – Procedures for Creation of Creation Units,” “Creation and Redemption of Creation Units – Role of the Authorized Participant,” “Creation and Redemption of Creation Units – Purchase Orders,” “Creation and Redemption of Creation Units – Timing of Submission of Purchase Orders,” “Creation and Redemption of Creation Units – Acceptance of Orders for Creation Units,” “Creation and Redemption of Creation Units – Costs Associated with Creation Transactions,” “Creation and Redemption of Creation Units – Taxation on Creations and Redemptions of Creation Units,” “Financial Statements” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the ETF Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Christy Chen, Esq.
Michael Gung
Nicole Hwang
George Rafal

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).